June 24, 2005 Mr. Todd K. Schiffman Assistant Director Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20002

Re:	White River Capital, Inc. Amendment No. 2 to Registration Statement on Form S-1 and Form S-4 filed June 10, 2005 File No. 333-123909

Dear Mr. Schiffman:

        We have received your letter dated June 21, 2005, detailing your office’s review of the above-referenced registration statement amendment. Below are our responses to those comments.

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Pro Forma Financial Information, page 52

1.	If White River Inc. now expects to consummate the creditor buyout in advance of the share exchange and the subscription offering using bridge funding to be provided by Castle Creek private equity funds instead of an advance from Coastal Credit, please revise the headnote to the pro forma information and the order of the pro forma columns to reflect the new plan. In addition, all other related changes should be made to the filing.

Response: White River Capital, Inc. has completed the purchase of the restructured subordinated notes today, June 24, 2005. We have revised the headnote to the pro forma information and the order of the pro forma columns to reflect the consummation of the note buyout in advance of the share exchange and the subscription offering using bridge funding provided by Castle Creek. We also have made all other related changes to the registration statement, including the Capitalization section.

Mr. Todd Schiffman
Securities and Exchange Commission
June 24, 2005

Exhibits
Bridge Loan Agreement

2.	File the bridge loan agreement as an exhibit.

Response: We have filed the two Secured Bridge Notes and the Pledge and Security Agreement related to the bridge loan as Exhibits 4.10(a)-(c). Consents

3.	File currently dated consents of the independent public accountants.

Response: We have filed currently dated consents of the independent public accountants as Exhibits 23.1 and 23.2.

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        We appreciate your review of our responses to your comments. Should you have additional comments or questions, please contact me at (317) 231-7428.

Very truly yours, /s/ Julie A. Russell Julie A. Russell